May 23, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington DC, 20549

Attention: Kevin W. Vaughn

Mail Stop: 0408

RE:	International Assets Holding Corporation

Form 10-KSB for the Fiscal Year Ended September 30, 2004

Form 10-QSB for the Fiscal Quarter Ended December 31, 2004

File Number 0-23554

Ladies and Gentlemen:

This letter is provided to the staff of the Securities and Exchange Commission (the “Commission”) on behalf of International Assets Holding Corporation (the “Company”), in response to the staff’s letter of May 6, 2005 regarding the Company’s Form 10-KSB for the fiscal year ended September 30, 2004 (the “2004 Form 10-KSB”) and the Company’s Form 10-QSB for the quarter ended December 31, 2004 (the “First Quarter Form 10-QSB”).

Set forth below in italics are each of the comments contained in the staff’s letter, together with the Company’s responses. These items are set forth in the order in which they appear in the staff’s letter.

Securities and Exchange Commission

May 23, 2005

Form 10-KSB for the Year Ended September 30, 2004:

Item 7 – Financial Statements

1	In your supplemental response to prior comment 15, you indicated that you did not consider your stock price to be indicative of the fair value of your common stock at the date of issuance of the convertible notes.

a	Supplementally explain how your determination is consistent with footnote 3 of EITF 98-5 that specifically states that “quoted market prices in active markets are the best evidence of fair value and should be used as the basis for this measurement.”

b	Supplementally tell us what you considered the fair value of your common stock to be at the date of issuance of the convertible notes, how you determined that value and how your estimate of fair value complies with footnote 3 of this Issue.

c	Supplementally tell us what date you consider to be the “commitment date” for the purposes of calculating the intrinsic value of the beneficial conversion feature. Please refer to footnote 1 of EITF 98-5.

d	In the event that you cannot support your assertion that the fair value of your common stock was [less] than the conversion price at the commitment date based on the guidance in EITF 98-5, please revise your financial statements to recognize this beneficial conversion feature by allocating a portion of the proceeds equal to the intrinsic value of this feature to APIC. In addition, as these notes were convertible upon issuance, the resulting debt discount should be immediately amortized into earnings through interest expense.

Response:

After further review of this issue, the Company has determined it should calculate the fair value of its common stock based on market value as of the commitment date.

The Company has also determined that the commitment date was March 26, 2004. This was the date that shareholders of the Company approved the conversion features of the convertible notes. Under the terms of the notes, the conversion features were not effective until they had been approved by the Company’s shareholders. The Company believes that the date of such approval represents the date on which all significant terms of the agreement between investors and the Company were finalized as contemplated by note 1 of EITF 98-5 and paragraph 16 of EITF 00-27.

Based on the foregoing, the Company proposes to recognize a beneficial conversion feature in the amount of $2,483,478 (based on the closing price of the Company’s common stock on March 26, 2004 of $6.94).

Securities and Exchange Commission

May 23, 2005

The Company proposes to amend the 2004 Form 10-KSB and the First Quarter Form 10-QSB to reflect the recognition of the beneficial conversion feature and the resulting amortization of this amount.

Form 10-QSB for the Period Ended December 31, 2004:

Item 1 – Financial Statements

Note 14 – Trust Certificates and Total Return Swap

2	We note your response to prior comment 22. Your response indicates that you entered in to these transactions for the purpose of earning a transaction fee. Supplementally explain the business purpose of these transactions from the counterparty’s perspective. Discuss the perceived benefits of these transactions to the counterparty, and identify the risks that you assumed by entering into these transactions. Please be as detailed as possible in your response.

Response:

The counterparty is a major financial institution based in Ecuador. In 2004, the counterparty approached the Company to enter into the transaction. At that time, the counterparty indicated that it had entered into substantially similar transactions with several other counterparties.

The Company has not requested the counterparty to provide the Company with an explanation of its reasons for the transaction. However, the Company believes that the benefits to the counterparty may be as follows:

•	The ability to recognize gains or losses arising from the relative change in value of the assets represented by the trust certificates versus the securities over a certain period of time.

•	The ability to record the securities rather than the trust certificates as assets on its balance sheet.

In considering the transaction, the Company followed its existing compliance procedures for the establishment of a relationship with new customers, including the collection of information regarding the counterparty under the Company’s applicable “know your customer,” “anti-money laundering” and OFAC guidelines. The Company also obtained an opinion of experienced counsel based in Ecuador to confirm the enforceability of the agreements executed by the counterparty.

Securities and Exchange Commission

May 23, 2005

There are two principal risks to the Company from the transaction. The first risk involves the ability of the Company to effect the netting provisions under the documentation for the transaction. If these provisions are enforceable, then the Company does not believe that it is exposed to any significant risks during the term of the transaction because any adverse change in the value of the trust certificates held by the Company would be offset by the counterparty’s obligations to the Company under the repurchase component of the transaction. The Company can therefore net its right to receive payment from the counterparty against its obligation to make payments to the counterparty.

To address the risks associated with the netting provisions, the Company engaged experienced counsel in the United States to prepare the documentation utilizing ISDA approved contracts governed by New York law. The Company also engaged counsel in Ecuador to confirm that the documentation was enforceable as a matter of local law.

The second risk arises after the termination of the transaction. At that time, the Company will be exposed to the risks associated with the ownership of the trust certificates.

If you should have any further questions regarding the foregoing, please do not hesitate to contact the undersigned at (305) 379-9147.

Sincerely yours,

Alfred G. Smith, II

AGS/vt

enclosures

cc:	Sean O’Connor

Brian Sephton

Securities and Exchange Commission

May 23, 2005

Statement by the Company

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure and responses to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

International Assets Holding Corporation

/s/ Sean M. O’Connor
Sean M. O’Connor, Chief Executive Officer
Dated: May 23, 2005

/s/ Brian T. Sephton
Brian T. Sephton, Chief Financial Officer
Dated: May 23, 2005